FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a - 16 or 15d - 16 of
the Securities Exchange Act of 1934

For the month of September
HSBC Holdings plc
42nd Floor, 8 Canada Square, London E14 5HQ, England
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).
Form 20-F X Form 40-F
(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).
Yes  No X
(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-   ).

NOTICE OF REDEMPTION

HSBC Holdings plc
(the "Issuer")

GBP900,000,000
Callable Subordinated Fixed to Floating Rate Notes due October 2022
ISIN: XS0326347373 (the "Notes")

Pursuant to Condition 6(c) (Redemption at the Option of the Issuer of the Notes) of the Terms and Conditions of the Notes and paragraph 19 of the Final Terms dated 16 October 2007, notice is hereby given, irrevocably, to the holders of the Notes that on 18 October 2017 (the "Call Option Date"), the Issuer will exercise its option to redeem all of the Notes outstanding at par, together with interest accrued to the Call Option Date in accordance with the Terms and Conditions of the Notes.

For and on behalf of

HSBC Holdings plc

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Investor enquiries to:
Richard O'Connor Global Head of Investor Relations	+44 (0) 20 7991 6590	richard.j.oconnor@hsbc.com
Media enquiries to:
Heidi Ashley Global Head of Corporate Media Relations	+44 (0) 20 7992 2045	heidi.ashley@hsbc.com

Note to editors:

HSBC Holdings plc
HSBC Holdings plc, the parent company of the HSBC Group, is headquartered in London. The Group serves customers worldwide from around 3,900 offices in 67 countries and territories in Europe, Asia, North and Latin America, and the Middle East and North Africa. With assets of US$2,492bn at 30 June 2017, HSBC is one of the world's largest banking and financial services organisations.

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SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc

By:
Name: Ben J S Mathews
Title: Group Company Secretary

Date: 06 September 2017